UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ALLEGION PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

Ireland	001-35971	98-1108930
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification No.)

Block D Iveagh Court Harcourt Road Dublin 2, Ireland		D02 VH94
(Address of principle executive offices)		(Zip code)

Tandra M. Foster Deputy General Counsel and Corporate Secretary (317) 810-3700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

Item 1.01 - Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Conflict Minerals Report of Allegion Public Limited Company (the “Company”) for the year ended December 31, 2024 is filed as Exhibit 1.01 to this Form SD.

The Conflict Minerals Report is publicly available at www.allegion.com/corp/en/about/ESG/environmental/conflict-minerals.html. The Company’s website and information accessible through it are not part of, nor incorporated by reference into, this Form SD and the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

Item 1.02 - Exhibit

The Company’s Conflict Minerals Report for the year ended December 31, 2024 is filed as Exhibit 1.01 to this Form SD.

Item 3.01 - Exhibits

Exhibit	Description
1.01	Conflict Minerals Report for the Year Ended December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALLEGION PUBLIC LIMITED COMPANY
(Registrant)

/s/ Tandra M. Foster	May 23, 2025
Tandra M. Foster	(Date)
Deputy General Counsel & Corporate Secretary